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June 16, 1997

Dear Limited Partners:

It is our understanding that Kalmia Investors LLC has sent out another offer to purchase Units. This time they are offering "$450 cash per Unit, which amount will be reduced by any cash distributions made by the Partnership on or after May 1, 1997, without regard to the record date or date of such distribution." The General Partner is sending this letter to advise you of the following matters you should consider before accepting this or any other offer to sell your Units.

1.       Distributions Will Be Made to Limited Partners During the 1997 Third
         Quarter.

         The General Partner intends to reinstate cash distributions on a quarterly basis and, pending approval by the Board of Directors, you will receive the first of the reinstated distributions on September 15.

2.       Unit Sales Are Suspended for the Remainder of 1997.

         In 1996, the General Partner determined it to be in the best interest of the Partnership to implement a Unit transfer policy that relies on the protections of the 5% safe harbor, promulgated by the Internal Revenue Service, to prevent the Partnership from being deemed a "publicly traded partnership" pursuant to Section 7704 of the Internal Revenue Code. The 5% safe harbor applies if the sum of the percentage interest in partnership capital or profits represented by Units traded during any calendar year does not exceed 5% of the total Partnership. On April 21, 1997, the General Partner had approved transfer requests totaling 6,848 Unit sales (5%) and, therefore, suspended its approval of transfers of Unit sales for the remainder of 1997. As a result, any subsequent sales of limited partnership Units will not be recognized and effected by the Partnership until the first quarter of 1998. The Partnership is attempting to seek relief through a private letter ruling from the IRS, although there is no present indication that any relief is available or would be granted. Should our inquiry result in a material change in our situation, we will promptly notify you.

3.       Selling Unitholders Will Receive K-1's for 1997 and 1998.

         The Partnership will continue to accept the paperwork for Unit sales for processing in 1998. The Unit seller, however, will remain the owners of record until March 31, 1998. As such, these selling limited partners will be issued a Schedule K-1 reflecting their share of the Partnership's taxable income and losses for federal income tax purposes in 1998 for the 1997 tax year and another in 1999 for the first three months of 1998.

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4.       Assignment of Distribution Rights.

         Some of the paperwork we receive assigns the Unit seller's distributions to the buyer. In such cases, we change the address of the owner of record to that of the assignee/buyer for purposes of cash distributions. As a result, even if the sale has not yet become effective, the cash distribution checks will be sent to the buyer's address.

         The limited partner's tax basis for his Units includes the amount of money paid for the Units and the share of any nonrecourse liabilities of the Partnership. A limited partner's tax basis is increased or decreased by the allocable share of any Partnership taxable income or loss. The tax basis will be decreased by cash distributions from the Partnership. In sum, a Unit seller's tax basis will continue to be subject to adjustments until a Unit sale is effected in 1998 despite any assignment of the sellers economic interest in his or her Units in connection with a proposed Unit sale. Therefore, you are strongly urged to consult with your tax advisor on the tax ramifications with respect to assigning your distributions as well as selling your Units.

5.       Trading Prices at Limited Partnership Exchanges.

         The prices at Limited Partnership Exchanges continue to be higher than those of the recent offers. The average price per Unit for sales of Units reported to the Partnership through Limited Partnership Exchanges for the first quarter of 1997 was $505.93. The average price per Unit for the first part of the second quarter of 1997 until sales were suspended was $530.37.

Please feel free to contact our Investor Relations Department at 1-800-332-5888 with any questions or concerns. Because this is a unique situation for the Partnership, we cannot anticipate all the issues that may arise, however, we will notify you should there be any changes to our policies or procedures.

Sincerely,

Westin Hotels Limited Partnership
by Westin Realty Corp., its General Partner



Richard Mahoney
Vice President, Chief Financial Officer &
Treasurer